EXHIBIT 23.1

Consent of Independent Auditors

To the Board of Directors and Shareholders of
Advanced Power Technology, Inc.:

    We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 333-49800) of Advanced Power Technology, Inc. of our report dated January 26, 2001, relating to the consolidated balance sheets of Advanced Power Technology, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000 which report appears in the December 31, 2000 annual report on Form 10-K of Advanced Power Technology, Inc.

KPMG LLP

Portland, Oregon
March 19, 2001